OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Medblocs, Inc.

857 River song pl
Cary, NC 27519

https://www.medblocs.io



83333 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 891,666* shares of common stock $106,999.92

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 83,333 shares of common stock $9,999.96

Company	Medblocs, Inc.
Corporate Address	857 River Song Pl, Cary, NC, 27519
Description of Business	Accelerating clinical solutions using AI and blockchain
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.12
Minimum Investment Amount (per investor)	$200.04

The 10% Bonus for StartEngine Shareholders

Medblocs, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of common stock at $0.12 / share, you will receive 100 common stock bonus shares, meaning you'll own 1,100 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Medblocs, Inc. - Custom solutions to accelerate clinical trials and move the drugs faster from a research facility to a market shelf using Artificial Intelligence, Cloud solutions, and blockchain technologies. Our products are specifically built to fill the technology gaps that exist in the pharmaceutical and clinical research industry. Also, they are customizable as per our customer needs on existing public clouds or with the latest technologies such as blockchain.

Medblocs, Inc is our parent company.

Medblocs, Inc., will focus on serving the clinical trial and pharmaceutical market, and retain ownership & operations of YourHealthWallet LLC (i.e. app, software, intellectual property, etc.).

YourHealthWallet LLC is a wholly owned subsidiary of Medblocs, Inc., formed on January 10, 2018 in the state of North Carolina for the purpose of creating a separate market for individual consumer health tech products (Yourhealthwallet App).

YourHealthWallet is our core product, enabling people to track and leverage their personal health data securely and access medications and also participate in clinical trials for life-threatening diseases.

Sales, Supply Chain, & Customer Base

We are launching our app to attract individual consumers in managing health and improving it. We also have at least 4 more products in the pipeline focussed on improving and/or replacing the current sluggish processes in the clinical trials and pharmaceutical industries.

Competition

ArisGlobal.com

Liabilities and Litigation

None

Directors and Officers

Name: Sri Krishna Gudavalli

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 15, 2018 - present
  Responsibilities: Direct the company in keeping with the vision outlined for the company by the Board of Directors. Partner with high-level officers to grow the company, strengthen it and ensure its sustainability Represent the company as required, including attendance of important functions, industry events and public meetings Oversee quality control throughout the company, establishing goals for each department in partnership with division managers

- **Position:** CFO & Secretary
  Dates of Service: January 15, 2018 - present
  Responsibilities: In charge of developing financial estimates and setting milestones and timelines. Estimates costs to bring their product to market, develops financial plans to determine break-even points and ensure long-term solvency, and sets budgets as the company grows.

- **Availability:** 20 -30 hrs /week (Part-time)

Other business experience in the past three years:

- **Principal Occupation:** Networking Engineer, Primary Position

- **Company:** Cisco

- **Dates of Service:** June 06 2006 - present

- **Responsibilities:** Provide Consulting support for the Customer and Partners of Cisco for Infrastructure implementation of the Collaboration products. Support Customer Implementation of Cisco Solutions.

Name: Varun Ramanujam

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 15, 2018 - present
  Responsibilities: Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely.

- **Position:** President
  Dates of Service: January 15, 2018 - present
  Responsibilities: Manage the board of directors. Create a vision and recruit talent who can support and question that vision.

- **Availability:** 20 -30 hrs /week (Part-time)

Other business experience in the past three years:

- **Employer:** PMG Global
  Position: Data Scientist - Consultant, Primary Position
  Dates of Service: September 15, 2014 - present
  Responsibilities: Working with the clients and help them build the big data architectures

Name: Venkata Ravi Melukota

Positions and offices currently held with the issuer:

- **Position:** Vice President, Head of Architecture
  Dates of Service: January 15, 2018 - present
  Responsibilities: Leading architecture and designs

- **Availability:** 20 hrs /week (Part-time)

Other business experience in the past three years:

- **Employer:** IBM
  Title: Integration Architect, Primary Position
  Dates of Service: February 15, 2009 - present
  Responsibilities: Cloud computing and building architectures for big data and other applications

*officer includes a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

<u>Current development stage of the company</u>

We have launched our core product (YourHealthWallet) on the app store (Apple). And we are working on android version of the app as well scheduled to be released in Dec 2018.

App store download link - https://itunes.apple.com/us/app/yourhealthwallet/id1360624520.

Also, we are working on 3 other products scheduled to release to the customers in Quarter 1 and Quarter 2, 2019.

The team

Officers and directors

Varun Ramanujam	President, CTO & Director
SriKrishna Gudavalli	CEO, CFO, Secretary & Director
Venkata Ravi Melukota	Vice President - Architecture & Director

Varun Ramanujam
Proven ability to lead seamless development and deliver next-generation technology solutions. Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Manage the board of directors. Create a vision and recruit talent who can support and question that vision

SriKrishna Gudavalli
Direct the company in keeping with the vision outlined for the company by the Board of Directors. Partner with high-level officers to grow the company, strengthen it and ensure its sustainability Represent the company as required, including attendance of important functions, industry events, and public meetings. Oversee quality control throughout the company, establishing goals for each department in partnership with division managers. In charge of developing financial estimates and setting milestones and timelines. Estimates cost to bring their product to market, develop financial plans to determine break-even points and ensure long-term solvency, and sets budgets as the company grows.

Venkata Ravi Melukota
Cloud computing and building architectures for big data and other applications

Number of Employees: 3

Related party transactions

Founders (Varun K. Ramanujam and Srikrishna Gudavalli) have loaned the company approximately $30,000 to build the products. This loan carries no interest rate and will be due to the founders once the company generates revenue in the future.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies to accelerate clinical trials

- **There are many competitors positioned better than us in the market** We will compete with larger, established products and services, who currently have products in the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the products are a good idea, that our Company will be able to secure the intellectual property rights to the product/s, that we will be able to successfully develop, market, and sell the product/s, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds for sustenance.** We estimate that we will require at least $0.5 million to commence marketing and sales of the product/s. We believe that we will be able to finance the revenue growth of the product/s through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product/s, people think its a better option than the competition and product/s has priced the services at a level that allows the company to make a profit and still attract business.

- **Our patents and other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We are planning to file a patent related to blockchain in health care later this year or early next year.

- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property** Because our product is health-related, there is a large body of prior health-related devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad.

- **Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe.** It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The cost of enforcing our patents could prevent us from enforcing them** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file a suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **This is a new and unproven industry** Our products are modern and chances are that we either have few or zero competitors in the field but not guaranteed. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. It could be very difficult to persuade a large number of the participants in these industries to try something new and less expensive. The Company will only be able to create value if people are persuaded to pursue different tools for better efficiency. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** There are several technology giants and might be able to develop a competitive product. That could enable them to successfully market and sell. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **Our current or future products could have a latent design flaw or manufacturing defect** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face technological challenges** Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line with changes in the technology to meet that requirement, that could create significant delays and adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to reinvest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Srikrishna Gudavalli, 40.0% ownership, Common Stock
- Varun K. Ramanujam, 40.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,300,000

  The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 8,300,000 shares currently outstanding.

  #### Voting Rights

  Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

  #### Rights to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

As a minority holder of Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

We can operate until the next 6 months without any revenue generation. This is based on the estimated costs for the app developers ($2000 per month) and the infrastructure costs such as cloud hosting, web hosting etc ($1500 per month).

Revenue

Company is started in May 2018. There is not revenue generated as of Sep 31 2018. We are working on building partnerships that will generate some revenue to the company trough Clinical study research and product and AD placement in the Application.

Gross margins
There are no gross margins yet for the company as we are still in the Initial Phase of getting product launched and working with some partnerships.

Expenses
We have incurred expenses for technical resources building the app, costs to host the app on the cloud and other technical services amount to a total of $20,554. To move forward with Minimum Viable product there will be on the app store and infrastructure costs which be around $1500 Per month which will take us to operate 6 Months.

Cost of sales
None yet

Financial Milestones

05/2018 - Founded Medblocs, Inc. (bootstrapped with founder's money).

12/2018 - Get started with start Engine funding.

06/2019- Work on getting some partnership to generate some Revenue to the company via Ad and product placement on the application.

12/2019- Go for more funding if needed to Build new Feature of the app.

Liquidity and Capital Resources

The company has not generated any operating losses but we anticipate to be the case in 2018 and going forward into 2019 and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

Debt from the owners provided in as per the following terms. Provider: SriKrishna Gudavalli Amount: 15,000 Interest rate: 3% Simple interest per annum Maturity date: June 20 2020 Term: Note can be extended if needed by company as needed Provider: Varun K. Ramanujam Amount: 15,000 Interest rate: 3% Simple interest per annum Maturity date: June 20 2020 Term: Note can be extended if needed by company as needed

Recent offerings of securities

- 2018-05-18, Rule 4(a)(2), 8300000 Common Stock. Use of proceeds: Proceeds are used for initial setup costs

Valuation

$996,000.00

Comparative valuation method Mendel.ai has raised over $15M for providing clinical trials to prospective participants and we have a similar working product (in the demo). Virtual clinical trials and personal health-related companies (Obvio Health) have raised $3M in series A) and we have built a virtual clinical trial app (Yourhealthwallet) ready to be launched in Oct 2018. Based on all these comparable statistics and with the new unique line of products makes us more valuable and we estimate our valuation to be at a minimum of $996K Berkus method 1. Sound idea (basic value) - $100k 2. Prototype (technology) - $600k 3. Quality management and tech team - $200k 4. Strategic relationships - $90k 5. Product rollout (sales) - $6k Reference link: https://medium.com/parisoma-blog/valuation-for-startups-9-methods-explained-

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10000	$107000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9400	$100580
Use of Net Proceeds:		
R&D & Production	$3000	$30000
Marketing	$2000	$10000
Working Capital	$4400	$60580
Total Use of Net Proceeds	$9400	$100580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 18 -24 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

- *R&D & Production - We are adding more features in the IOS app, building an Android app, Integrating the apps with blockchain environment etc*
- *Marketing - Marketing the apps to individual users and also the businesses.*
- *Working Capital - These funds will be used to pay salaries to the IT contractors, pay license fees (Google cloud, Databricks, AWS) to the products, pay infrastructure expenses (ex: google cloud etc)*

One more thing, the amount will last us for the next 6 -9 months if it was $100,580 that we receive at the end of the campaign.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Payments to the cloud providers, any software application licenses etc not exceeding an amount of $5000

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available at https://www.medblocs.io/annualreport in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Medblocs, Inc.

[See attached]

I, _SriKrishna Gudavalli_, the Chief Executive officer of Medblocs, Inc., hereby certify that the financial statements of Medblocs, Inc., and notes thereto from Inception (May 10, 2018) to September 30, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not yet in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __10/13/2018__ (Date of Execution).



_____(Signature)

_____Cheif Executive Offices_ (Title)

_____10/13/2018___ (Date)

MEDBLOCS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MAY 10, 2018) TO SEPTEMBER 30, 2018

Medblocs, Inc.
Index to Financial Statements
(unaudited)

MEDBLOCS, INC.
BALANCE SHEETS
SEPTEMBER 30, 2018
(unaudited)

Assets		
Current Assets:		
Cash and Cash Equivalents	$	10,276
Total Current Assets		10,276
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		10,276
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings from Founders on Note		30,000
Total Current Liabilities		30,000
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		30,000
Stockholders' Equity		
Founder shares distributed for each founder		
Varun 4,000,000 X $0.00001		
Sri. 4,000,000 X $0.00001		
Venkat 300,000 X $0.00001		
		830
Retained Earnings		
Net Income		(20,554)
Total Stockholders' Equity		830
Total Liabilities and Stockholders' Equity	$	30830
Total Equity		10,276

MEDBLOCS, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (MAY 10, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Revenue	$	0-
Cost of Sales		0-
Gross Profit		
Operating Expenses-		
General and administrative Expenses		20,554
Total Operating Expenses		
Net Income	$	(20,554)

MEDBLOCS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (MAY 10, 2018) TO SEPTEMBER 30, 2018
(unaudited)

| | Common Stock | | Additional Paid In Capital | Retained Earnings | Stockholders' Equity |
	Shares	Amount			
May 10, 2018	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	8,300,000	830	-	-	830
Contribution	-	-			
Net Income	-	-	-	-	-
September 30, 2018	8,300,000	$ 830	$ -	$ -	$ -

5

MEDBLOCS, INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (MAY 10, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(20,554)
Net Cash Used in Operating Activities		(20,554)
Cash Flows From Financing Activities		
Common Stock		830
Contribution		30,000
Net Cash Received from Financing Activities		30,830
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period		30,830
Cash and cash equivalents, end of period	$	10,276
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

NOTE 1 – NATURE OF OPERATIONS

MEDBLOCS INC was formed on 10-May-2018 ("Inception") in the State of DE. The financial statements of MEDBLOCS INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh North Carolina.

MEDBLOCS INC*" The Company will be designing and deploying a physical fitness application to assist users in tracking their daily fitness activities without the need to input the type of workout you are doing. The application with then analyze daily activates and suggest additional workouts to improve what you already do while providing you daily inspirational quotes and recipe suggestions. Track medication, sleep patterns and provide access to medical services for finding nearest pharmacy and Doctors.*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018 . The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from advertising on the APP and Services to healthcare providers to connect the Users. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt from the owners provided in as per the following terms.

Provider: SriKrishna Gudavalli
Amount: 15,000
Interest rate: 3% Simple interest per annum
Maturity date: June 20 2020
Term: Note can be extended if needed by company as needed

Provider: Varun K. Ramanujam
Amount: 15,000
Interest rate: 3% Simple interest per annum
Maturity date: June 20 2020
Term: Note can be extended if needed by company as needed

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 8,300,000 shares of our common stock with par value of $0.00001 as founder shares As of 10-18-2018 the company has currently issued

Varun Ramanujam	4,000,000
Sri Krishna Gudavalli	4,000,000
Venkat Melukota	300,000

	8,300,000

NOTE 6 – RELATED PARTY TRANSACTIONS

Debt from the owners provided in as per the following terms.

Provider: SriKrishna Gudavalli
Amount: 15,000
Interest rate: 3% Simple interest per annum
Maturity date: June 20 2020
Term: Note can be extended if needed by company as needed

Provider: Varun K. Ramanujam
Amount: 15,000
Interest rate: 3% Simple interest per annum
Maturity date: June 20 2020
Term: Note can be extended if needed by company as needed

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]











start engine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

Medblocs Inc is pending **StartEngine Approval.**

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Medblocs Inc

Accelerate clinical trials using AI

Small OPO · Cary, NC · Health Tech · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Good health is a must, not an option.

Invest in Medblocs

Medblocs is an innovative startup that provides artificial intelligence (AI) solutions to accelerate clinical trials, blockchain solutions to share important clinical data, and a one-stop consumer app called YourHealthWallet.

Medblocs is backed by a growing international team with extensive experience in the pharma and clinical trial industries. Our mission is to revolutionize and accelerate the current processes so that anyone in the world can gain easier access to research drugs and participate in trials.

YourHealthWallet is our core product, enabling people to track and leverage their personal health data securely and access medications and also participate in clinical trials for life-threatening diseases.

Medblocs, Inc is our parent company.

Medblocs, Inc., will focus on serving the clinical trial and pharmaceutical market, and retain ownership & operations of YourHealthWallet LLC (i.e. app, software, intellectual property, etc.).

YourHealthWallet LLC is a wholly owned subsidiary of Medblocs, Inc., formed on January 10, 2018 in the state of North Carolina for the purpose of creating a separate market for individual consumer health tech products (Yourhealthwallet App).

The Offering

$0.12/share of Common Stock | When you invest you are betting the company's future value will exceed $1.1M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

We have launched our core product (YourHealthWallet) on the app store (Apple). And we are working on android version of the app as well scheduled to be released in Dec 2018. Also, we are working on 3 other products scheduled to release to the customers in the first half of 2019.

The Need for a Shift in the Health Care Paradigm

The Increasing Financial Cost and Burden of Disease

In 2012, about half of all US adults (117 million people) were diagnosed with one or more chronic health conditions. Moreover, one in four adults live with two or more chronic health conditions that require regular doctor visits, medication and monitoring. A growing aging population has resulted in a higher number of chronically ill persons, which has contributed to the highest healthcare system costs worldwide. According to recent data, the total US healthcare market is estimated at $2.7 trillion with the potential to increase further. Cardiovascular care leads the way at $190 billion, followed by diabetes at $157 billion, cancer at $157 billion and arthritis at $81 billion.

Actual photos of the app



Burgeoning Digital Health Apps

Health-related data is a valuable asset for both individuals and stakeholders in the data-driven fitness, health and wellness industry. With more than 52% of smartphone users storing health-related information on their phone, it is clear usage of mobile health (mHealth) apps and wearables is ever-increasing. In 2016 alone, mHealth app store downloads totaled 3.2 billion. By 2020, the estimated digital health market is forecast to be $233.3 billion. Despite these impressive numbers, we believe the market remains strongly fragmented with individuals using multiple apps to store blood sugar, body weight, psychological profiles etc. Moreover, the lack of a solution connecting personal health records and electronic medical records means there is no practical way to get a full picture of patients' health.

Filling an Unmet Need: Medblocs Offers a One-Stop Solution

At Medblocs, we believe everyone should be able to control, manage and use their personal health data in a manner that best suits their health needs, lifestyle and preferences.

YourHealthWallet was developed as a one-stop solution to gain insights from personal health data to promote wellness and achieve better health outcomes. It is a novel, next-generation hybrid blockchain ecosystem that easily integrates with any mobile or desktop device to get the latest view of one's health. It enables users to make informed decisions about medical updates, doctor visits, medical prescriptions and fitness.









We build it different from other available apps on the market that enable users to store their fitness and health data, because it does that and so much more.

Our groundbreaking solution links doctor visits, medical prescriptions, dosage instructions and more in a single location. This is achieved through AI and smart, intuitive interfaces that achieve time and cost efficiency, while increasing overall quality of care, security and privacy. The app also enables individuals with critical health conditions (with no access to available drugs in the market) to connect with pharma and clinical research organizations to participate in research trials or connect with their health insurers, doctors, pharmacies and hospitals in the network through private channels. **Individuals can download the app for free.**

Access to a New Curable Medicine Shouldn't Take a Lifetime!

Currently, there are an estimated 251,000 clinical trials worldwide. In the US, about 1.1 million patients are participating in clinical trials, with recruitment costs of $36,000 per patient. The estimated time for drug approval by the US Food and Drug Administration (FDA) is 10-12 years for all phases.

We believe, far too many people with critical conditions aren't getting access to lifesaving research drugs. YourHealthWallet has the potential to change this paradigm by providing:

- Access to a private network to connect interested patients with chronic diseases to pharma companies sponsoring clinical trials
- Patients with direct access to a database of active clinical trials worldwide
- Important data to the FDA and other entities (e.g. adverse drug reactions, medication compliance, etc.) to accelerate the drug approval process

YourHealthWallet has the potential to accelerate clinical trials with AI and blockchain technologies!



YourHealthWallet App Benefits

Personal Health Records: Based   **Health and Fitness**   **Medication Tracker:** Medication   **YourHealthTokens (YHTs):** Users on our research, most people go to multiple doctors, making it challenging to keep track of doctor visits and associated medical records. The app tracks and records health information and provides insights, medical updates, visit reminders and much more.

Tracker: Connect the app with any fitness-tracking device to monitor all progress and health information from one place. Set goals and finish challenges to be incentivized with YourHealthTokens upon completion.

reminders and prescription information are stored in the app. This integrates into the platform linking doctor visits, medical prescriptions, dosage instructions and all other health information in a single and secure location on the blockchain.

of the app can earnYHTs when they track and monitor their health, fitness, medication, health goals and set challenges. Tokens can be exchanged for gift cards and merchandise from online retailers.

Medblocs Benefits Diverse Stakeholders

Patients: Users track health, medication, fitness, set up goals, find doctors and pharmacies, and earn tokens in the process. Users can also locate clinical trials by entering a few words in the search criteria and enroll in a study.

Health Care Practitioners: Doctors and nurses can provide care and interact with patients through an integrated messaging platform. Medblocs plans to offer incentives to health care practitioners to participate.

Pharmacies: Participation in the private network allows pharmacies to fulfill medication needs recommended by healthcare providers to patients.

Health Insurance Companies: The private network can be leveraged to identify medical and health patterns and gain access to other vital information to reach out to end customers.

Pharma & Clinical Research Organizations: The private network enables connecting with interested patients with chronic diseases for participation in clinical trials.



A dynamic study mapper maps the study fields in a CRF to the fields in the Study Data Tabulation Model (SDTM) using AI in minutes rather than months (current process).

AI and natural language processing enables classifying literature, articles and pharmacovigilance reports as serious vs non serious cases.

Private blockchain on the cloud allows integration and sharing of study, safety and regulatory data with partners and potentially the FDA.

Improving the Health Care Landscape

Although still nascent, blockchain technology has the potential to disrupt the health sector by making user-generated data the core of the healthcare ecosystem. Structured data collection on the blockchain ensures most any real-world data needs are addressed, while increasing the security and interoperability of health data.

Participants provide details and daily updates about their health, medication, fitness and vitals through the app and the data is transferred securely and stored on the blockchain. **Data is extracted using AI and stored on private blockchain** via a smart contract. AI-based programs run in the backend to validate the data and send YHTs to the user.



Secure and HIPAA Compliant

Medblocs has signed and executed a HIPAA Business Associate Agreement (BAA) with Google to comply with HIPAA and the HITECH Act. The platform uses a permissioned blockchain network, allowing privacy to be maintained through an agreement about what parties can view transactions by masking the identity of the participant via channel approach on the blockchain.



The Medblocs platform is built on the Google cloud platform and features:

- Restricted access based on roles and responsibilities
- Policies to govern the release or disclosure of protected health data
- Secure data in transit via secure socket layer (SSL) and data at rest via AES 256 encryption
- IT disaster recovery, network safeguard, system access and geo-redundant backups to protect data on the blockchain
- Comprehensive security governance to ensure security controls are up-to-date and implemented on a timely basis for access controls, and storage, application, infrastructure and network security

Proven IT and Big Data Expertise in the Healthcare Sector

Co-founder Sri Gudavalli is an experienced network consulting engineer with 12 years expertise, highly skilled in Network Architecture and Hyperledger Blockchain. Co-founder and CTO Varun Ramanujam has 15 years' experience in IT, specializing in healthcare systems and networks. As a big data analyst, he has developed ETL solutions for data mapping, participated in data-modeling, process-mapping initiatives and designing/re-engineering processes, workflows and technology solutions.



Why Invest in Medblocs?



The cutting-edge YourHealthWallet app and our other IT products have the potential to disrupt the healthcare paradigm and offer significant benefits to all stakeholders:

YourHealthWallet solves and improves healthcare of individuals by letting them manage, control, earn YHTs and maintain their personal health records securely via the blockchain. After logging in, users can track

















sleep, weight, heart rate, blood pressure, blood sugar and receive reminders to motivate themselves to improve their health, wellbeing and fitness.

It provides access to a full history and view of an individual's health, including every vital sign ever recorded, all medications ever taken, information associated with every doctor's visit, illness and operation. This data is efficiently and accurately captured. The result is an anticipated increase in quality and coordination of care and decrease in health care costs.

Finally, it delivers a single source of real-world data to meet the needs of the pharmaceutical industry, patients and doctors globally. With a growing need to leverage real-world data from patient experiences during the entire cycle of tracking a patient's health, the app offers a central storage and access point for aggregated and standardized data for the healthcare industry.

Given that we've developed a product that addresses big needs on both the patient and provider side of the healthcare industry, **we believe that Medblocs have the potential to be real game changers. Make your investment today, and join us as we set about disrupting traditional healthcare paradigms, building an environment that benefits all.**

June 2017 — Idea Initiation
Research on using blockchain and AI as technologies in healthcare

November 2017 — Idea Validation
Reviewed the idea with advisors and friends

Dec 2017 — Idea Launch
Gathering the resources and building a prototype

May 2018 — Company Launch
Registered Medblocs, Inc. in DE

Oct 2018 — IOS App launch
Launched Yourhealthwallet App on App store

Nov 2018 — Launched on StartEngine
Now YOU can own a part of our company!

Dec 2018 — Android App launch (ANTICIPATED)
We will be launching android version of Yourhealthwallet

Feb 2019 — Product launch (Agah) (ANTICIPATED)
Dynamic clinical study mapper for clinical research organizations, pharma companies & universities

Apr 2019 — Product launch (Garuda) (ANTICIPATED)
Subject identification for drug trials using artificial intelligence

May 2019 — Product launch (Hamsa) (ANTICIPATED)
Pharmacovigilance automation of the clinical research

Jun 2019 — Business customer acquisitions (ANTICIPATED)
Provide products and services for 3-5 business customers with the goal of generating consistent revenue

Meet Our Team

SriKrishna Gudavalli

CEO, CFO, Secretary & Director

Direct the company in keeping with the vision outlined for the company by the Board of Directors. Partner with high-level officers to grow the company, strengthen it and ensure its sustainability Represent the company as required, including attendance of important functions, industry events, and public meetings. Oversee quality control throughout the company, establishing goals for each department in partnership with division managers. In charge of developing financial estimates and setting milestones and timelines. Estimates cost to bring their product to market, develop financial plans to determine break-even points and ensure long-term solvency, and sets budgets as the company grows.

Varun Ramanujam

President, CTO & Director

Proven ability to lead seamless development and deliver next-generation technology solutions. Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Manage the board of directors. Create a vision and recruit talent who can support and question that vision

Venkata Ravi Melukota

Vice President - Architecture & Director

Cloud computing and building architectures for big data and other applications

Offering Summary

Maximum 891,666* shares of common stock $106,999.92

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Maximum subject to adjustment for bonus shares. See 10% bonus below

Minimum 83,333 shares of common stock $9,999.96

Company	Medblocs, Inc.
Corporate Address	857 River Song Pl, Cary, NC, 27519
Description of Business	Accelerating clinical solutions using AI and blockchain
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.12
Minimum Investment Amount (per investor)	$200.04

The 10% Bonus for StartEngine Shareholders

Medblocs, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of common stock at $0.12 / share, you will receive 100 common stock bonus shares, meaning you'll own 1,100 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Payments to the cloud providers, any software application licenses etc not exceeding an amount of $5000



Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

The video transcript of "Yourhealthwallet" IOS application

The dashboard has summarized information on the top blue section: YHT Token (not operational yet), Average heart rate, Steps in a day, Events (no. of reminders for the day).

The bottom portion has 6 different modules:

Reminders (Orange): User can add any type of reminders, set the date and time

Medication (Purple): Any user can add medication and set reminders on them

Health Tracker (Blue): User can add heart rate, blood pressure, blood sugar, and weight daily or track from the apple health kit framework

Fitness tracker (Violet): User can add a walk, run, cycle and sleep activity. The user can also track in real time and save the data.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.